Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Half Year and the Second Quarter Ended December 31, 2017

First Half Year of Fiscal Year 2018 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $58.2 million, an increase of 72.4% compared to the comparable prior year period.
•	Total revenues were $272.9 million, an increase of 34.7% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 38.2%, compared to 29.2% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.96, an increase of 71.4% compared to the comparable prior year period.
•	Net cash provided by operating activities was $72.1 million for the current period.
•	DSO of 166 days, compared to 203 days for the comparable prior year period.
•	Inventory turnover days of 52 days, compared to 48 days for the comparable prior year period.

Second Quarter of Fiscal Year 2018 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $36.3 million, an increase of 229.4% compared to the comparable prior year period.
•	Total revenues were $157.4 million, an increase of 58.8% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.4%, compared to 28.7% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.60, an increase of 233.3% compared to the comparable prior year period.
•	Net cash provided by operating activities was $36.1 million for the current quarter.
•	DSO of 147 days, compared to 208 days for the comparable prior year period.
•	Inventory turnover days of 48 days, compared to 52 days for the comparable prior year period.

Beijing, China – Feb 8, 2018 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the second quarter and the first half of fiscal year 2018 ended December 31, 2017 (see attached tables). The management of Hollysys, stated:

Industrial automation remained on the track of recovery, with revenue recording a 25.9% year-over-year growth, at $57.6 million. Management team has adhered to the low-to-high end market expansion strategy in industries such as chemical and petro-chemical, etc. while building comprehensive service capacity to address the substantial aftersales potential from the entire customer base and seeking new opportunities from existing end-users. On the chemical industry, we signed a contract with Jinan Taixing Fine Chemicals Company to provide system for their polyphosphazene project, a contract with Jiangsu Jingshen Salt & Chemical Industry Co.,Ltd to provide Manufacturing Execution System for information integration of their salt packaging and distribution center. On the petro-chemical industry, we signed a contract with China Petroleum & Chemical Corporation to provide DCS and instruments for their liquid chemical wharf project. We entered into a strategic cooperation agreement with CEET, a wholly-owned subsidiary of China National Offshore Oil Corporation to collectively push forward the localization of core equipment on offshore oil platform. In the new energy and food-beverage area, we signed a contract to provide system for Chia Tai Group’s recycling of waste project and a contract with Lihua Starch Co.,Ltd for their sorbitol project.

Hollysys Automation Technologies, Ltd February 8, 2018	Page 2

Our demonstration-for-further-application strategy in factory automation has brought us more market recognition. We earned government level recognition as we were listed as one of the 23 intelligent manufacturing system solution providers recommended by the Ministry of Industry and Information Technology. We continued to focus on several key industries and cooperate with renowned players. On white-goods, our cooperation with Haier went further as we signed contracts on their Tianjin-based and Qingdao-based washing machine factories. On food beverage area, we are dedicated to provide innovative solution to address safety and efficiency issues. Upon the successful delivery of the first project, our relationship with Hai Di Lao went deeper, with regular communication mechanism set. We expect broader cooperation with them and more clients in the future.

The performance of high speed rail was prominent in this quarter, with revenue recording a 199.0% year-over-year growth at $69.6 million. One of the contributors is the significant increase in aftersales order, including ATP maintenance and replacement contracts. Signing 80 sets of automatic train protection (ATP) to high speed trains in 300-350km/h also contributed greatly to the revenue because of the tightening delivery schedule to secure the Spring Festival Travel. Breakthrough has been made in our new product as we signed our first tract circuit contract for Chengdu-Ya’an regular speed railway line. In subway, we signed SCADA contract for Chengdu Subway Line 5. We will adhere to the expansion strategy to win SCADA contracts in more cities and work closely with subway authorities to promote our SCADA system and subway signaling technologies in future. Management team will adhere to the diversity strategy to create revenue stream from more new products and services, and to maintain a stable and healthy growth into the future.

In oversea business, we signed several EPC contracts with domestic companies, including a contract with Shandong Ludian Co.Ltd to provide DCS for 2X350MW power station in Indonesia. Mechanical and electrical installation services recorded a 0.4% revenue growth at $30.2 million. We continued to address operation, management and risk control issue to ensure that projects can be delivered in good quality, while closely following economic and political circumstances in South East Asia and Middle East. Concord and Bond remained active in seeking business opportunities and we believe that their strategic value as customer resources and international sales channels remains significant.

Hollysys Automation Technologies, Ltd February 8, 2018	Page 3

First Half Year and the Second Quarter Ended December 31, 2017 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Six months ended
	Dec 31, 2017	Dec 31, 2016	% Change	Dec 31, 2017	Dec 31, 2016	% Change

Revenues	$157,404	99,137	58.8%	$272,914	202,679	34.7%
Integrated contract revenue	$134,419	89,535	50.1%	$230,109	182,600	26.0%
Products sales	$9,717	6,057	60.4%	$19,177	14,370	33.5%
Service rendered	$13,268	3,545	274.3%	$23,628	5,709	313.9%
Cost of revenues	$95,424	70,704	35.0%	$168,663	143,588	17.5%
Gross profit	$61,980	28,433	118.0%	$104,251	59,091	76.4%
Total operating expenses	$21,072	17,236	22.3%	$40,278	30,543	31.9%
Selling	$7,740	6,307	22.7%	$14,438	11,858	21.8%
General and administrative	$12,177	10,819	12.6%	$23,135	20,493	12.9%
Research and development	$10,585	8,293	27.6%	$19,216	15,990	20.2%
VAT refunds and government subsidies	$(9,430)	(8,183)	15.2%	$(16,511)	(17,798)	(7.2)%
Income from operations	$40,908	11,197	265.3%	$63,973	28,548	124.1%
Other income, net	$2,271	866	162.2%	$2,710	1,260	115.1%
Foreign exchange gain (loss)	$29	(715)	104.1%	$(1,104)	(635)	73.9%
Share of net income of equity investees	$1,337	970	37.8%	$2,273	2,279	(0.3)%
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd	$-	-	-	$-	6,005	(100.0)%
Dividend income from a cost investee	-	-	-	1,057	-	-
Interest income	$1,560	512	204.7%	$3,036	1,257	141.5%
Interest expenses	$(497)	(271)	83.4%	$(634)	(400)	58.5%
Income tax expenses	$9,295	1,559	496.2%	$13,031	4,570	185.1%
Net income (loss) attributable to non-controlling interests	$52	(9)	(677.8)%	$86	(13)	(761.5)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$36,261	11,009	229.4%	$58,194	33,757	72.4%
Non-GAAP basic EPS	$0.60	0.18	233.3%	$0.96	0.56	71.4%
Non-GAAP diluted EPS	$0.60	0.18	233.3%	$0.96	0.56	71.4%

Share-based compensation expenses	$(67)	918	(107.3)%	$324	1,837	(82.4)%
Amortization of acquired intangible assets	$101	122	(17.2)%	$279	263	6.1%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$36,227	9,969	263.4%	$57,591	31,657	81.9%
GAAP basic EPS	$0.60	0.17	252.9%	$0.95	0.53	79.2%
GAAP diluted EPS	$0.60	0.17	252.9%	$0.95	0.52	79.2%

Basic weighted average common shares outstanding	60,431,250	60,070,218	0.6%	60,428,431	59,976,132	0.8%
Diluted weighted average common shares outstanding	61,251,116	60,895,404	0.6%	61,241,092	61,023,669	0.4%

Hollysys Automation Technologies, Ltd February 8, 2018	Page 4

Operational Results Analysis for the Second Quarter Ended December 31, 2017

Comparing to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31, 2017 increased from $99.1 million to $157.4 million, representing an increase of 58.8%. Broken down by the revenue types, services revenue increased by 274.3% to $13.3 million, products sales revenue increased by 60.4% to $9.7 million, and integrated contracts revenue increased by 50.1% to $134.4 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Dec 31,				Six months ended Dec 31,
	2017		2016		2017		2016
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	57,647	36.6%	45,792	46.2%	115,130	42.2%	90,831	44.8%
Rail Transportation Automation	69,550	44.2%	23,263	23.5%	104,745	38.4%	56,297	27.8%
Mechanical and Electrical Solution	30,207	19.2%	30,082	30.3%	53,039	19.4%	55,462	27.4%
Miscellaneous	-	-	-	-	-	-	89	0.0%
Total	157,404	100.0%	99,137	100.0%	272,914	100.0%	202,679	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.4% for the three months ended December 31, 2017, as compared to 28.7% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 34.5%, 67.4% and 68.6% for the three months ended December 31, 2017, as compared to 24.3%, 72.1% and 64.9% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 39.3% for the three months ended December 31, 2017, as compared to 28.6% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 34.4%, 67.4% and 68.6% for the three months ended December 31, 2017, as compared to 24.2%, 72.1% and 64.9% for the same period of the prior year respectively.

Selling expenses were $7.7million for the three months ended December 31, 2017, representing an increase of $1.4 million or 22.7% compared to $6.3 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.9% and 6.4% for the three months ended December 31, 2017, and 2016, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $12.2 million and $10.8 million for the quarter ended December 31, 2017, and 2016, respectively. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.7% and 10.9% for quarters ended December 31, 2017 and 2016 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $12.1 million and $11.7million for the three months ended December 31, 2017 and 2016, respectively.

Hollysys Automation Technologies, Ltd February 8, 2018	Page 5

Research and development expenses were $10.6 million for the three months ended December 31, 2017, representing an increase of $2.3 million or 27.6% compared to $8.3 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 6.7% and 8.4% for the quarter ended December 31, 2017 and 2016, respectively.

The VAT refunds and government subsidies were $9.4 million for three months ended December 31, 2017, as compared to $8.2 million for the same period in the prior year, representing a $1.2 million or 15.2% increase.

The income tax expenses and the effective tax rate were $9.3 million and 20.4% for the three months ended December 31, 2017, as compared to $1.6 million and 13.5% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries apply to different tax rates.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative was $36.3 million or $0.60 per diluted share based on 61.3 million shares outstanding for the three months ended December 31, 2017. This represents a 229.4% increase over the $11.0 million or $0.18 per share based on 60.9 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $36.2 million or $0.60 per diluted share representing an increase of 263.4% over the $10.0 million or $0.17 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $220.0 million new contracts for the three months ended December 31, 2017. And the backlog as of December 31, 2017 was $547.6 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Dec 31, 2017		as of Dec 31, 2017
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	45,799	20.8%	152,602	27.9%
Rail Transportation	143,784	65.4%	272,154	49.7%
Mechanical and Electrical Solutions	30,386	13.8%	122,798	22.4%
Total	219,969	100.0%	547,554	100.0%

Hollysys Automation Technologies, Ltd February 8, 2018	Page 6

Cash Flow Highlights

For the three months ended December 31, 2017, the total net cash outflow was $13.8 million. The net cash provided by operating activities was $36.1 million. The net cash used in investing activities was $45.5 million, mainly consisted of $92.6 million time deposits placed with banks, which was partially offset by $47.8 million maturity of time deposits. The net cash used in financing activities was $7.2 million, mainly consisted of $7.2 million payment of dividends.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $365.4 million, $331.5 million, and $285.4 million as of December 31, 2017, September 30, 2017 and December 31, 2016, respectively. As of December 31, 2017, the company held $231.0 million in cash and cash equivalents and $134.4 million in time deposits with original maturities over three months.

For the three months ended December 31, 2017, DSO was 147 days, as compared to 208 days for the comparable prior year period and 196 days for the last quarter; and inventory turnover was 48 days, as compared to 52 days for the comparable prior year period and 61 days for the last quarter.

Outlook for FY 2018

The management concluded, “Based on our backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2018 with revenue in the range of $500 million to $530 million and non-GAAP net income in the range of $100 million to $110 million.”

Conference Call

The Company will host a conference call at 8:00 pm February 8, 2018 U.S. Eastern Time / 9:00 am February 9, 2018 Beijing Time, to discuss the financial results for the second quarter of fiscal year 2018 ended December 31, 2017 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 7722722.

1 800 573 793	(Australia)
+61 (0)2 9193 3706	(Australia, Sydney)
4001 209 101	(China)
+33 (0)1 76 77 22 74	(France)

Hollysys Automation Technologies, Ltd February 8, 2018	Page 7

+49 (0)69 2222 13420	(Germany)
800 961 105	(Hong Kong)
+852 3008 1527	(Hong Kong)
0120 001 836	(Japan)
007 9814 2032 546	(Korea, Republic of)
1800 806 802	(Malaysia)
+65 6320 9025	(Singapore)
+46 (0)8 5033 6574	(Sweden)
+41 (0)22 567 5729	(Switzerland)
0800 868 298	(Taiwan, Province of China)
0800 358 6377	(United Kingdom)
+44 (0)330 336 9105	(United Kingdom, Local)
800 281 7973	(United States/Canada)
+1 323 794 2093	(United States, Los Angeles)

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at:  http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,200 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 25,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd February 8, 2018	Page 8

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd February 8, 2018	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Dec 31,		Six months ended Dec 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$134,419	$89,535	$230,109	$182,600
Products sales	9,717	6,057	19,177	14,370
Revenue from services	13,268	3,545	23,628	5,709
Total net revenues	157,404	99,137	272,914	202,679

Cost of integrated contracts	88,186	67,896	155,998	137,810
Cost of products sold	3,167	1,687	5,834	4,143
Costs of services rendered	4,172	1,243	7,110	1,898
Gross profit	61,879	28,311	103,972	58,828

Operating expenses
Selling	7,740	6,307	14,438	11,858
General and administrative	12,110	11,737	23,459	22,330
Research and development	10,585	8,293	19,216	15,990
VAT refunds and government subsidies	(9,430)	(8,183)	(16,511)	(17,798)
Total operating expenses	21,005	18,154	40,602	32,380

Income from operations	40,874	10,157	63,370	26,448

Other income , net	2,271	866	2,710	1,260
Foreign exchange income (loss)	29	(715)	(1,104)	(635)
Share of net income of equity investees	1,337	970	2,273	2,279
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd	-	-	-	6,005
Dividend income from a cost investee	-	-	1,057	-
Interest income	1,560	512	3,036	1,257
Interest expenses	(497)	(271)	(634)	(400)
Income before income taxes	45,574	11,519	70,708	36,214

Income taxes expenses	9,295	1,559	13,031	4,570
Net income	36,279	9,960	57,677	31,644

Net income (loss) attributable to non-controlling interests	52	(9)	86	(13)
Net income attributable to Hollysys Automation Technologies Ltd.	$36,227	$9,969	$57,591	$31,657

Other comprehensive income (loss), net of tax of nil
Translation adjustments	17,512	(29,683)	32,270	(42,108)
Comprehensive income	53,791	(19,723)	89,947	(10,464)

Less: comprehensive income (loss) attributable to non-controlling interests	54	(11)	87	(8,518)
Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$53,737	$(19,712)	$89,860	$(1,946)

Net income per ordinary share:
Basic	0.60	0.17	0.95	0.53
Diluted	0.60	0.17	0.95	0.52
Shares used in income per share computation:
Weighted average number of ordinary shares	60,431,250	60,070,218	60,428,431	59,976,132
Weighted average number of diluted ordinary shares	61,251,116	60,895,404	61,241,092	61,023,669

Hollysys Automation Technologies, Ltd February 8, 2018	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Dec 31,	Sep 30,
	2017	2017
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$231,070	$244,838
Time deposits with maturities over three months	134,379	86,628
Restricted cash	35,986	28,192
Accounts receivable, net of allowance for doubtful accounts of $49,041 and $48,709 as of December 31,2017 and September 30, 2017, respectively	257,611	255,359
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $12,472 and $10,788 as of December 31, 2017 and September 30, 2017, respectively	199,736	169,495
Other receivables, net of allowance for doubtful accounts of $1,568 and $1,454 as of December 31, 2017 and September 30, 2017, respectively	16,857	15,713
Advances to suppliers	8,523	14,108
Amounts due from related parties	28,642	31,341
Inventories	47,602	50,112
Prepaid expenses	797	548
Income tax recoverable	170	5,704
Deferred tax assets	8,559	8,085
Total current assets	969,932	910,123

Non-current assets
Restricted cash	461	533
Prepaid expenses	8	1
Property, plant and equipment, net	84,025	81,705
Prepaid land leases	10,472	10,321
Intangible assets, net	1,602	1,761
Investments in equity investees	58,219	49,138
Investments in cost investees	4,191	4,105
Goodwill	51,175	50,118
Deferred tax assets	24	1,333
Total non-current assets	210,177	199,015

Total assets	1,180,109	1,109,138

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	487	487
Short-term bank loans	7,859	8,929
Current portion of long-term loans	401	393
Dividends payable	-	7,241
Accounts payable	126,095	116,998
Construction costs payable	167	213
Deferred revenue	130,451	120,570
Accrued payroll and related expenses	17,724	15,458
Income tax payable	5,237	3,548
Warranty liabilities	6,136	5,511
Other tax payables	11,052	9,646
Accrued liabilities	22,062	26,595
Amounts due to related parties	3,169	3,440
Deferred tax liabilities	3,381	3,642
Total current liabilities	334,221	322,671

Non-current liabilities
Accrued liabilities	9,155	3,955
Long-term loans	21,064	20,786
Deferred tax liabilities	6,457	6,674
Warranty liabilities	2,642	2,207
Total non-current liabilities	39,318	33,622

Total liabilities	373,539	356,293

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of December 31, 2017 and September 30, 2017	60	60
Additional paid-in capital	222,514	222,581
Statutory reserves	41,131	41,131
Retained earnings	533,347	497,120
Accumulated other comprehensive income	9,409	(8,102)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	806,461	752,790

Non-controlling interests	109	55
Total equity	806,570	752,845

Total liabilities and equity	$1,180,109	$1,109,138

Hollysys Automation Technologies, Ltd February 8, 2018	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Six months ended
	Dec 31, 2017	Dec 31, 2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$36,279	$57,677
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,558	4,226
Amortization of prepaid land leases	63	130
Amortization of intangible assets	141	279
Allowance for doubtful accounts	874	4,187
Loss on disposal of property, plant and equipment	48	48
Share of net income from equity investees	(1,337)	(2,273)
Dividends received from a cost investee	-	(1,057)
Share-based compensation expenses	(67)	325
Deferred income tax (benefit) expenses	382	(754)
Accretion of convertible bond	200	258
Gain from the derecognition of nonfinancial assets	(2,345)	(2,345)
Changes in operating assets and liabilities:
Accounts receivable	5,109	847
Costs and estimated earnings in excess of billings	(28,234)	(34,461)
Inventories	3,456	(44)
Advances to suppliers	1,908	(62)
Other receivables	(909)	3,806
Deposits and other assets	(7,105)	4,975
Due from related parties	3,265	7,834
Accounts payable	6,042	158
Deferred revenue	7,357	18,353
Accruals and other payables	1,426	2,352
Due to related parties	(325)	757
Income tax payable	7,124	6,806
Other tax payables	1,168	126
Net cash provided by operating activities	36,078	72,148

Cash flows from investing activities:
Time deposits placed with banks	(92,648)	(119,741)
Purchases of property, plant and equipment	(509)	(611)
Maturity of time deposits	47,806	86,215
Proceeds from disposal of property, plant and equipment	20	50
Investment of an equity investee	(151)	(4,212)
Acquisition of a subsidiary, net of cash acquired	-	(583)
Net cash used in investing activities	(45,482)	(38,882)

Cash flows from financing activities:
Proceeds from short-term bank loans	-	1,052
Repayments of short-term bank loans	-	(1,554)
Proceeds from long-term bank loans	202	536
Repayments of long-term bank loans	(133)	(362)
Payment of Dividends	(7,241)	(7,241)
Net cash used in financing activities	(7,172)	(7,569)

Effect of foreign exchange rate changes	2,808	7,733
Net (decrease) increase in cash and cash equivalents	$(13,768)	$33,431

Cash and cash equivalents, beginning of period	$244,838	$197,640
Cash and cash equivalents, end of period	231,070	231,070

Hollysys Automation Technologies, Ltd February 8, 2018	Page 12

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Six months ended
	Dec 31,		Dec 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$88,186	$67,896	$155,998	$137,810
Less: Amortization of acquired intangible assets	101	122	279	263
Non-GAAP cost of integrated contracts	$88,085	$67,774	$155,719	$137,547

General and administrative expenses	$12,110	$11,737	$23,459	$22,330
Less: Share-based compensation expenses	(67)	918	324	1,837
Non-GAAP general and administrative expenses	$12,177	$10,819	$23,135	$20,493

Net income attributable to Hollysys Automation Technologies Ltd.	$36,227	$9,969	$57,591	$31,657
Add:
Share-based compensation expenses	(67)	918	324	1,837
Amortization of acquired intangible assets	101	122	279	263
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$36,261	$11,009	$58,194	$33,757

Weighted average number of basic ordinary shares	60,431,250	60,070,218	60,428,431	59,976,132
Weighted average number of diluted ordinary shares	61,251,116	60,895,404	61,241,092	61,023,669
Non-GAAP basic earnings per share	$0.60	$0.18	$0.96	$0.56
Non-GAAP diluted earnings per share	$0.60	$0.18	$0.96	$0.55